January 22, 2020

Tom Szaky
Chief Executive Officer and Director
TerraCycle US Inc.
121 New York Avenue
Trenton, NJ 08638

       Re: TerraCycle US Inc.
           Offering Statement on Form 1-A
           Post-qualification Amendment No. 1
           Filed January 9, 2020
           File No. 024-10734

Dear Mr. Szaky:

       We have reviewed your amendment and do not have any comments.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:    Jamie Ostrow